SECRETARY’S CERTIFICATE
     The undersigned, being duly elected as Secretary of the Trust for Credit Unions (the “Trust”), an investment company registered under the Investment Company Act of 1940, as amended, hereby certifies that (i) the attached resolutions are true and correct copies of the resolutions adopted by a majority of the disinterested Trustees at a regular meeting of the Board of Trustees of the Trust held on January 8, 2007; and (ii) these resolutions have not been amended and or modified or superseded in any way as of the date of this Certificate.
     IN WITNESS WHEREOF, I have set my hand this third day of May 2007.

/s/ Peter Bonanno
Peter Bonanno
Secretary

AGENDA ITEM F.15
RATIFICATION OF RENEWAL OF FIDELITY BOND AND TRUSTEES’ AND OFFICERS’
LIABILITY INSURANCE POLICY *
     RESOLVED, that the actions taken by the officers of Trust for Credit Unions (the “Trust”) in connection with the renewal of the Trust’s Fidelity Bond and Trustees’ and Officers’ Liability Insurance Policy be, and hereby are, ratified, confirmed and approved.

*	Proposed for action by the “non-interested” Trustees voting alone and then by the entire Board.

VIGILANT INSURANCE COMPANY

Endorsement No.	4
Bond Number:	81392069
NAME OF ASSURED: TRUST FOR CREDIT UNIONS
REVISE ITEM 2. ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:
ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:
If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1.	Employee	$1,500,000.	$0.
2.	On Premises	$1,500,000.	$25,000.
3.	In Transit	$1,500,000.	$25,000.
4.	Forgery or Alteration	$1,500,000.	$25,000.
5.	Extended Forgery	$1,500,000.	$25,000.
6.	Counterfeit Currency	$1,500,000.	$25,000.
7.	Threats to Person	$ Not Covered	$N/A
8.	Computer System	$1,500,000.	$25,000.
9.	Voice Initiated Funds Transfer Instruction	$1,500,000.	$25,000.
10.	Uncollectible Items of Deposit	$50,000.	$5,000.
11.	Audit Expense	$50,000.	$5,000.
This Endorsement applies to loss discovered after 12:01 a.m. on March 31, 2007.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: April 18, 2007

ICAP Bond
Form 17-02-1582 (Ed. 5-98) Page 1